Samuel H. Pilch

Group Vice President and

Controller

Allstate Life Insurance Company

July 17, 2007

Ms. Ibolya Ignat

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Mail Stop 6010

Re:	Allstate Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 13, 2007
Form 8-K dated April 23, 2007
Filed on April 23, 2007
File No. 000-31248

Dear Ms. Ignat:

This letter relates to your June 29, 2007 letter providing comments from the Securities and Exchange Commission staff resulting from their review of Allstate Life Insurance Company’s disclosures in the filings referenced above.  As I explained to you during our telephone conversation this morning, I received the letter by U.S. Mail only today.  Consequently and unfortunately, I cannot respond to the comments in accordance with the request in your letter to respond within ten business days.  However, I expect to be able to respond on or before August 1, 2007.

If you have any questions regarding this response letter, please contact me at

(847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Group Vice President and Controller
Allstate Life Insurance Company